WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com

N E W S   R E L E A S E

October 1, 2007

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 25,969,859

Execution of Comprehensive Final Settlement with Pacific Hydro Pty. Limited

Western Wind Energy Corporation is pleased to announce that it has executed a comprehensive final settlement arrangement with Pacific Hydro Pty. Limited.

Western Wind Energy is the largest producing pure wind energy, publicly traded company (non-income trust) in North America. Western Wind Energy currently produces 34.5 MW of energy from over 500 wind turbine generators located in Southern California. Western Wind also has over 155 MW of expansion power sales agreements with the associated projects in the late stage of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California.

The Final Settlement Arrangement

The Final Settlement Agreement provides for Western Wind Energy to retain 100% ownership in all of the producing projects, including retaining all of the project revenues and cash flows. Western Wind Energy will retain 100% of the land holdings as well as to further retain 100% ownership of the two (2) operating wind farms in California. Western Wind will also retain 100% ownership of the additional 155 MW of expansion projects including the 120 MW Windstar Project in Tehachapi and the Mesa Expansion Facility. Further, Western Wind Energy will retain 100% of the entire 1,300 MW California Initiative, which is currently underway.

In achieving this settlement Western Wind will satisfy certain conditions to Pacific Hydro including the following: Western Wind will transfer to Pacific Hydro its 20% interest in and to the 15 new Mitsubishi wind turbine generators located in storage. Western Wind Energy will be further obligated to repay to Pacific Hydro Pty. Limited, the Mesa loan of US $13.4 million plus interest.

However, the Mesa loan will be reduced by US $3 million as a credit for Western Wind’s assignment of its 20% interest in and to the Mitsubishi wind turbine generators. There will be a further reduction on the interest rate of the Mesa Loan for the amount owing past December 31, 2006. It is anticipated that the Mesa Loan balance will be approximately US $11.7 million at the date of payout. Western Wind Energy has 210 days from September 28, 2007 to repay the Mesa Loan, failing which Pacific Hydro Pty. Limited will then own the Mesa asset.

Western Wind Energy has received a term sheet and engagement letter from a major European commercial bank for a debt facility to repay the Mesa Loan to Pacific Hydro under very favorable lending conditions and under a very low interest rate. In essence our loan from Pacific Hydro reduces from US $13.4 Million plus interest to a reduction of $3 Million plus further interest rate reductions.

Pacific Hydro will retain ownership of its 6 million shares of Western Wind Energy with an agreement to vote according to the Standstill Agreement which expires on July 7, 2008.

Western Wind Energy is pleased with the settlement arrangement as it allows Western Wind Energy to retain all of its assets including all the newly acquired production assets funded by Pacific Hydro Pty. Limited. Western Wind Energy is also pleased to have Pacific Hydro Pty. Limited remain as a cornerstone shareholder of our Company.

The Settlement Agreement is subject to shareholder approval at the upcoming Annual General Meeting scheduled to be held on October 25, 2007, whereby non-Pacific Hydro shareholders may only vote. We anticipate broad and overwhelming shareholder approval.

Jeff Ciachurski, CEO of Western Wind Energy states, “We are pleased to have delivered to ALL shareholders a settlement that benefits the growth of the production output and further enables Western Wind to complete and execute our premium development assets in energy starved California. As an example of our premium top-of-the industry assets, our Mesa 30 MW producing facility has the highest wind speed output of any wind production facility in North America with annual average mean wind speeds in excess of 9.92 meters per second or 22 miles per hour. This coupled with our storied wind assets in Tehachapi will now unlock the full market value the shareholders are entitled to receive. Current market valuations of recent sales and market values in the wind energy industry place each MW of producing wind power at $4 Million of market cap per MW of installed facility. Western Wind currently has 34.5 MW of currently installed and producing facilities.”

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.